Exhibit 99.6
Acknowledgement of Restrictions
October 2, 2007
By their execution of this document, Glencore Finance AG (“Glencore”) and Ohio Plastics, LLC (the “Transferee”) hereby acknowledge and agree that the shares of 6% Series B Convertible Preferred Stock of the Company to be transferred by Glencore to the Transferee are subject to certain voting restrictions and an irrevocable proxy set forth in the Voting Agreement dated as of October 2, 2007 by and among the Company and Glencore, a copy of which is attached hereto and incorporated herein by reference.
[Signatures on following page]

IN WITNESS WHEREOF, the undersigned have executed this Acknowledgement of Restrictions as of the date first written above.

Glencore Finance AG
By:	/s/ Steven Isaacs /s/ Barbara Wolfensberger
	Name:	Steven Isaacs Barbara Wolfensberger
	Its:	Director Director

OHIO PLASTICS, LLC
By: Ohio Plastics Financing, Inc.
Title: Manager

By:	/s/ Tiffany Kosch
	Name:	Tiffany Kosch
	Title:	Secretary

Voting Agreement
See attached.